May 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:  Robert F. Telewicz, Jr.

Accounting Branch Chief, Office of Real Estate and Commodities
Mail Stop 3233

Re:Franklin Street Properties Corp.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 16, 2016
File No. 001-32470

Dear Mr. Telewicz:

Franklin Street Properties Corp. (the “Company”) has set forth below a response to the comment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 provided by you to Mr. John G. Demeritt in a letter dated April 21, 2016 (the “Letter”).  The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 42

1. Please disclose in future filings the interest payments associated with your debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

Response

 In future filings on Form 10-K, the Company undertakes to disclose the interest payments associated with the Company’s debt obligations either in tabular or discussion format.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Executive Vice President, Chief Financial Officer and Treasurer

cc:Scott H. Carter, Esq., Executive Vice President, General Counsel and Secretary, Franklin

Street Properties Corp.

Thomas S. Ward, Esq., WilmerHale

Mr. Robert Hatch, Ernst & Young LLP